SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number : 1-14118

PRESS RELEASE #04/05

QUEBECOR WORLD REORGANIZES EAST GROUP

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

April 12, 2005                                                                                                                                   04/05

For immediate release                                                                                                                      Page 1 of 2

QUEBECOR WORLD REORGANIZES EAST GROUP

Montréal, Canada – Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) announced today a plan to reorganize a portion of its East Group printing operations to better position itself to compete in a challenging market environment. The plan includes the consolidation of pre-press and sales operations at its Laval facility to other plants in Quebec and the cessation of printing operations in Laval. Approximately 50 employees will be offered transfers and approximately 150 positions will be eliminated as a result of this reorganization.

"Our Laval facility has been unable to be successful in the fiercely competitive commercial sheetfed environment," said Richard Tremblay, President East Group. "This market is dominated by dozens of independent operators and has seen significant price reductions during the last several years. This decision, while difficult, is necessary to improve our business and service to our customers.

Quebecor World's East Group employs approximately 2,500 people at 10 facilities in Quebec.

Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has approximately 35,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further Information contact:
Philippe Cloutier Director, Finance and Investor Relations Quebecor World Inc. (514) 877-5147 (800) 567-7070
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie Chlumecky

Name:   Marie-É. Chlumecky
Title:      Assistant Secretary

Date:     April 14, 2005